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                             April 5, 2021

       Matthew Chen
       Chief Executive Officer
       Flag Ship Acquisition Corporation
       260 Madison Avenue, 8th Floor
       New York, NY 10016

                                                        Re: Flag Ship
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 9,
2021
                                                            CIK No. 0001850059

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Proposed Business
       Manner of Conducting Redemptions, page 77

   1. We note that you intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules
unless required by law or stock exchange listing requirement. Please revise to compare and
contrast the information you will provide to shareholders through the Schedule TO with
information required by a proxy statement subject to Regulation
                                                        14A.

               You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
 Matthew Chen
Flag Ship Acquisition Corporation
April 5, 2021
Page 2

comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew Chen
                                                           Division of
Corporation Finance
Comapany NameFlag Ship Acquisition Corporation
                                                           Office of Technology
April 5, 2021 Page 2
cc:       Brian C. Daughney, Esq.
FirstName LastName